FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated April 7, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom
IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	rita.walfisch@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom holds Annual General Meeting

Budapest — April 7, 2010 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider today held its Annual General Meeting (“AGM”). The AGM approved the audited annual financial statements of Magyar Telekom Plc. and the Magyar Telekom Group and the Board of Directors’ corporate governance report for 2009. In addition, it determined the dividend payable on the 2009 profit. The shareholders elected new members of the Board of Directors, the Supervisory Board and the Audit Committee, approved amendments to the Company’s Articles of Association and elected an auditor.

At the beginning of the agenda, the shareholders approved again the resolutions adopted by the Company’s AGM held on April 25, 2008, which were rendered later ineffective by the Municipal Court of Budapest. The reiterated approval was necessary in case of all the resolutions that must be effective and applicable in the future. Although some of the resolutions shall not have any legal implications in the future, any legal proceedings based on such resolutions were needed to be confirmed and approved in order for the Company to eliminate or minimize the likelihood of any further legal disputes arising from the resolutions in question.

Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of Magyar Telekom Plc. and the Magyar Telekom Group was presented to the shareholders. In addition, reports of the Supervisory Board, the Audit Committee and the Auditor were also presented.

The AGM approved the 2009 consolidated financial statements of Magyar Telekom Group prepared in accordance with the International Financial Reporting Standards (IFRS) with a balance sheet total of HUF 1,166,377 million and profit after tax of HUF 93,253 million. The shareholders also approved Magyar Telekom Plc.’s stand-alone annual financial statements prepared in accordance with the Hungarian Accounting Rules (HAR).

Furthermore, the AGM determined the utilization of the 2009 profit after tax. The Company will pay HUF 74 dividend per ordinary share (of HUF 100 face value) from the 2009 profit. The dividend of HUF 77,051,686,148 will be paid out of net profit with the remaining HUF 2,824,611,967 from the profit reserve. The dividend payment will start on May 7, 2010. The record date is April 30, 2010. Magyar Telekom’s Board of Directors will publish a detailed announcement about the order of dividend payment on its corporate website and that of the Budapest Stock Exchange on April 21, 2010.

The AGM authorized the Board of Directors to purchase a maximum of 104,274,254 of ordinary shares (of HUF 100 face value) of Magyar Telekom, in accordance with the conditions described in the proposal by the Board of Directors.

The AGM reviewed and approved the Company’s 2009 corporate governance report, and — having evaluated the work performed by members of the Board of Directors in the course of the preceding business year — decided to grant the relief of liability to the Board members regarding 2009 business year.

The shareholders adopted a decision regarding the amendment to Magyar Telekom Plc’s Articles of Association and approved the modifications in the Rules of Procedures of the Supervisory Board.

The AGM elected new Board of Directors, Supervisory Board and Audit Committee members, as the mandate of the members of Magyar Telekom Plc’s Board of Directors and Supervisory Board as well as Audit Committee expired at the time of the AGM on April 7, 2010.

Pursuant to the decision adopted by the shareholders, the members of the Board of Directors are as follows:

Christopher Mattheisen, Dr. Ferri Abolhassan, Dr. István Földesi, Dietmar Frings, Dr. Mihály Gálik, Guido Kerkhoff, Thilo Kusch, Dr. Klaus Nitschke, Frank Odzuck, Dr. Ralph Rentschler, Dr. Steffen Roehn.

Members of the Supervisory Board:

Dr. János Bitó, Attila Bujdosó, Dr. János Illéssy, dr. Sándor Kerekes, Konrad Kreuzer, Tamás Lichnovszky, Martin Meffert, Dr. László Pap, Dr. Károly Salamon, Mrs. Zsoltné Varga, György Varju.

Members of the Audit Committee:

Dr. János Bitó, Dr. János Illéssy, Dr. Sándor Kerekes, Dr. László Pap, Dr. Károly Salamon.

The mandate of the elected officials will expire on May 31, 2013, with the stipulation that in case the AGM is held before May 31 of the same year in which such mandate expires, the mandates are to expire on the day of the AGM of that year.

The AGM elected PricewaterhouseCoopers Kft. the Company’s Auditor to perform the auditing tasks concerning 2010, i.e. for the period ending on May 31, 2011 or the day of the AGM closing the 2010 business year.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: April 7, 2010